Filed by: McDermott International, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Chicago Bridge & Iron Company N.V.

Form S-4 File Number: 333-222662

Q1 2018 Earnings Call

Company Participants

•	Ty Lawrence

•	David Dickson

•	Stuart A. Spence

Other Participants

•	Martin W. Malloy

•	Jamie L. Cook

•	Tahira Afzal

•	Alan Fleming

•	Chad Dillard

•	Steven Michael Fisher

MANAGEMENT DISCUSSION SECTION

Operator

Ladies and gentlemen, thank you for standing by, and welcome to McDermott International’s First Quarter 2017 Conference Call. At this time, all participants are in a listen-only mode. Following the company’s prepared remarks, we will conduct a question-and-answer session and instructions will be given at that time.

I would now like to turn the call over to Ty Lawrence, McDermott’s Vice President Investor Relations. Please go ahead.

Ty Lawrence

Thank you, and good morning, everyone. I would like to remind you that we are recording this call and the replay will be available on our website where you can also find our first quarter 2018 results press release and the Form 10-K we filed today. We have also posted a presentation of supplemental financial information that is available on the Investor Relations section of our website, www.mcdermott.com.

Additionally, our comments today include forward-looking statements and estimates. These forward-looking statements are subject to various risks, contingencies and uncertainties, and reflect management’s view as of today, April 24, 2018.

Please refer to our filings with the SEC, which are available on our website, including our Form 10-K for the year-ended December 31, 2017, current report on Form 8-K and subsequent quarterly report on form 10-Q, which provide a discussion of some of the factors that may cause actual results to differ from management’s projections, forecasts, estimates and expectations. Please note that except to the extent required by applicable law, McDermott undertakes no obligation to update any forward-looking statements.

I will now turn the call over to David Dickson, McDermott’s President and Chief Executive Officer, for opening remarks.

David Dickson

Thanks, Ty, and good morning everyone. I’m very pleased with McDermott’s strong start to 2018 driven by the One McDermott Way, solid backlog conversion and disciplined operational execution. However, before I discuss our first quarter results, I’d like to take a few moment – I’d like to take a moment to address yesterday’s news. As you may have seen, yesterday, our Board of Directors announced that it had unanimously rejected an unsolicited non-binding proposal from Subsea 7 to acquire McDermott.

This highly conditional proposal was subject to amongst other things, the termination of our combination with CB&I. McDermott’s board carefully reviewed and considered the proposal in consultation with its outside financial advisors and legal counsel. The board concluded that the proposal was not in the best interest of the company or its stockholders as it significantly undervalued McDermott and was not an attractive alternative to our pending combination with CB&I.

We remain committed to completing our transaction with CB&I, which is on track to close next month and we’ll discuss the progress we have made toward that goal shortly. We will not be discussing Subsea 7 further on this call and we will not take questions on this topic during Q&A.

Now, now, let’s turn to our exciting combination with CB&I. We have spent a great deal of time with CB&I since we initiated this effort last summer and are more enthusiastic than ever about the opportunities this combination will offer to our customers. Together, we can provide certainty, innovation and added-value to energy projects around the world. And together, our complementary market positions and geographical footprint will create new opportunities for revenue growth and we will be more competitive and better able to deliver consistent predictable performance through market cycles.

As we’ve gotten to know CB&I better over the last 10 months, we’ve seen first-hand, how this company values quality, innovation, safety and its employees, and more importantly, we have witnessed how it puts customers first. That is why coming together makes sense, and we are really excited about what’s next.

Since our fourth quarter call, we have made significant progress towards completing the transaction. We have nice plans for the executive leadership team and organizational structure for the combined business, concluded the competition authority reviews and completed a key milestone for the financing of the combination with the closing of our notes offering.

And yesterday, we announced that from the closing of the combination, the combined business intends to retain the name McDermott. CB&I’s industry leading business that provides proprietary process technology licenses, associated engineering services, catalysts and engineering products will use the Lummus brand name. For branding purposes, we plan to host all of the technology initiatives of the combined business including McDermott’s Digital Twin software platform under the umbrella of McDermott Technology.

We have determined that CB&I’s world-renowned storage tank business will keep its current CB&I branding. CB&I has the most extensive global experience, of any storage tank construction company in the industry having built in excess of 46,000 storage structures in more than 100 countries on all seven continents.

Additionally, we have confirmed the $250 million in annualized cost synergies with concrete plans to achieve them by the second quarter of 2019 and have identified potential incremental savings of $100 million more, which we expect will come by leveraging our disciplined cost culture on a combined business.

As our executive leadership team continues the integration planning, we intend to remain vigilant in identifying additional opportunities for cost synergies. We also note that CB&I reported results for Q1 2018 yesterday. CB&I reported excellent operating performance across its portfolio of projects including the Cameron and Freeport LNG projects and the Calpine combined-cycle natural gas power project.

These projects respectively reached 84%, 82% and 84% completion and incurred no material project charges during the quarter. Through our integration planning process, we have spent considerable time with CB&I reviewing the project portfolio and feel very comfortable with the progress they’ve made to de-risk the [ph] focus three (07:34) projects and to continue to execute successfully on the broader portfolio.

McDermott and CB&I stockholders are scheduled to vote May 2. ISS, Glass Lewis and Egan-Jones, three leading independent proxy advisory firms have recommended that our stockholders vote in favor of the combination. We encourage our stockholders to follow these recommendations by supporting the combination.

Now turning back to McDermott. I’d like to focus on the investment we are making in our engineering capability. Since the beginning of the year, we have increased our global engineering head count by over 20%. I am also pleased to say that our concept pre-FEED and FEED operating models continue to gain traction with our clients worldwide.

By incorporating our unique EPCI learnings into engineering studies, we engineer a concept or FEED that is both fit for purpose and practical. Coupled with our worldwide cost database, this approach allows us to deliver greater project certainty to customers.

Additionally, we continue to develop and invest in state-of-the-art software that provides our customers’ continuous feedback as the engineering study develops rather than at the end of the study all-in an integrated manner using our Gemini XD digital project delivery backbone. As for our industry leading digital project delivery initiative, the program is now ready for deployment on three large projects spanning the globe. The Gemini Digital Twin initiative has been praised by our customers for bringing a new level of collaboration and transparency to the execution of large and small projects, allowing the customers to make more informed decisions and thus lowering both the risk and cost of capital projects. This initiative is now being extended to Subsea projects and designed to incorporate industry-led initiatives on equipment and document standardization.

Now to our first quarter results. Our strong first quarter results were driven by solid backlog conversion across all areas, settlement of significant change orders and continued execution on cost saving efforts. In the first quarter, our order intake totaled $321 million resulting in a book-to-bill ratio of 0.5 times.

Our strong relationship with Saudi Aramco led to the award of the 13 Jackets EPCI contract, which is the fourth fast-track contract awarded by Saudi Aramco to us in the past two years and it’s a testament to their confidence in our ability to execute fast-track projects on schedule and to the highest standards of delivery.

In addition to this, we in combination with Baker Hughes, a GE company, we’re selected for the SURF EPCI and SPS for BP for the West African Tortue field with the FEED contract, which is currently reflected in backlog. This award is important because it demonstrates that by combining with Baker Hughes GE on these types of projects, we have an offering that competes well against the other integrated offerings in the market.

Additionally, we are excited to be partnering again with BP on an efficient and streamlined process towards first gas. Our integrated approach will bring the best [ph] Tortue solution (11:46) to BP that we believe will provide schedule and budget certainty.

The agreement contains a mechanism to allow transition of the FEED to a Lump Sum EPCI contract at a later date, at which point a substantial EPCI project will be reflected in our backlog. Further testament to our strong collaborative relationship with BP, we were awarded a detailed engineering and long lead procurement contract for the BP Cassia C Compression Platform in Trinidad and Tobago.

Now let me provide an update for each of the areas. In Americas, Europe and Africa area, the Pemex Abkatun project started with the first of its two offshore campaigns successfully installing the eight leg jacket before moving onto the tripods and bridges installation which is ongoing. The final instillation campaign will occur during the summer, allowing offshore hookup and commissioning to take place.

On the BP Angelin project, the final mechanical completion of the deck along with onshore commissioning is on schedule to be completed early in Q2 2018 at the Altamira yard. Planned loadout remains in Q2 2018 and the offshore installation campaign is expected to commence shortly thereafter in Trinidad.

The Maersk Tyra Project continues on schedule, with early ramp up of the construction readiness plan at the Batam yard. The execution of the Tyra project reflects our global engineering and fabrication capabilities to our customers and showcases our vertically integrated One McDermott Way approach to project execution and delivery across multi areas.

The Middle East area experienced busy levels of both fabrication activity and utilization of marine assets, as the majority of LTA II platforms left the Jebel Ali yard to be installed.

Likewise all of the structures on the four Jackets and three Observation Platforms are now installed, and good progress has been made on both Header 9 while the fast-track 13 Jackets project for Aramco continues to progress well with the first structural steel arriving in Jebel Ali yard in Q2, 2018.

Both Phase 5 and Phase 6 of the Safaniya project development are on schedule with the first two platforms on the Phase 5 project expected to be loaded out onto the cargo barge in Q2, 2018 while on March 12, 2018, the first steel was cut on Phase 6 with Aramco senior management in attendance.

Further, the Bul Hanine EPCI project for Qatar Petroleum is now fully under way in our Kuala Lumpur office, with fabrication work in our Batam facility scheduled to commence in late Q2 2018. Since the signing of our MOU with Saudi Aramco in 2017, we have been working with Saudi Aramco to finalize the lease and related agreements for our new In-Kingdom fabrication yard.

In India, the ONGC Vashishta project achieved first gas in late March. With McDermott scope completed with the installation of the subsea jumper spools fabricated by our consortium partner Larson and Toubro and the completion of the offshore commissioning support.

The Reliance KGD6 Subsea Engineering, Procurement, Installation and Pre-commissioning project set up is progressing to plan with the first of two offshore campaigns expected to commence in Q4 of 2018.

Moving to Australia. On Ichthys, the LV 108 successfully completed the Separable Portion 3 scope, which included fabrication and installation of subsea jumpers. The Ichthys project is essentially complete, but for the remaining miner scope, fabrication and installation of subsea Jumpers, Steel Tube and Electrical Flying Leads, is currently scheduled for execution in Q1 2019.

Also of note, the Greater Western Flank 2 project completed double joint welding of heavy and light wall pipe at our purpose-built facility within our Batam fabrication yard in early January 2018, and the offshore campaign commenced in February with LV 108 conducting a pre-lay survey and early works in advance of the DLV 2000 arriving infield late March. While the Gorgon Phase 2 Subsea manifolds fabrication project awarded in December 2017 by Baker Hughes GE is also progressing in line with the plan.

Finally in Asia during the first quarter of 2018, the ASA Area was given a Limited Notice to Proceed by PTSC Offshore Services Joint Stock Company for the transport and installation of the Sau Vang Central Processing Platform and associated facilities and pipelines offshore in Vietnam.

Safety is a part of McDermott’s DNA and I’m proud to announce that McDermott recently achieved greater than 84 million man-hours Lost Time Incident free as a company with MEA achieving more than 82 million man-hours LTI-free.

Now, turning to our revenue opportunity pipeline and the improving market outlook. Our revenue pipeline at $25 billion is at the highest level it has been in the last five quarters with high activity expected across all of our geographies albeit activities increased in the Middle East are the main driver of growth during the period. Since year-end, we have continued to see high levels of bidding activity, which is clearly evidenced by our bids and change orders outstanding category increasing by 70% over the quarter to $7.5 billion with submitted bids in Asia and our Middle East business is driving this significant increase.

We believe that the combination of the strength of our revenue pipeline with consistently high levels of engineering study activity that we are seeing and the positive conversation we’re having with our customers indicate that the recovery of our end markets is gaining traction.

With that, I’d like to turn the call over to your Stuart Spence, our Executive Vice President and Chief Financial Officer for a review of our financials.

Stuart A. Spence

Thanks, David and good morning, everyone. Turning now to a more detailed financial results, I would like to remind you that in addition to our GAAP reporting, we’re also reporting certain adjusted financial information. Net of what we believe to be one-time items, as we believe these provide a helpful understanding of the underlying performance and drivers of our business.

First quarter of 2018 earnings attributable to McDermott’s stockholders computed in accordance with GAAP were $35 million or $0.12 per fully diluted share compared to $22 million or $0.08 per fully diluted share for the prior year first quarter. Starting with our top line, we reported first quarter 2018 revenues of $608 million, an increase of $88 million compared to revenues of $519 million for the prior year first quarter. The key projects driving revenue for the first quarter of 2018 with Saudi Aramco LTA II Lump Sum, Saudi Aramco Safaniya Phase 5, Inpex Ichthys and Pemex Abkatun projects. The increase from the prior year first quarter was primarily due to an increase in the Middle East activity, partially offset by a decrease in activity on the Inpex Ichthys project which is now substantially complete.

For the first quarter, we reported net income of $35 million or $0.12 per fully diluted share compared to $22 million or $0.08 per fully diluted share for the prior year first quarter. We generated first quarter 2018 adjusted net income of $49 million or $0.17 per adjusted fully diluted share excluding transaction, integration and restructuring costs of $14 million. For the prior year first quarter, there were no adjustments from GAAP.

Our operating income and operating margin for the first quarter of 2018 were $68 million and 11.3%, an increase as compared to $56 million and 10.8% for the first quarter of 2017. Our adjusted operating income and adjusted operating margin for the first quarter of 2018 were $82 million and 13.6% excluding the transaction, integration and restructuring costs mentioned above. For the prior year first quarter, there were no adjustments from GAAP. Operating income for the first quarter of 2018 was primarily driven by fabrication and marine activity on the Saudi Aramco LTA II lump sum project, marine activity on various other Saudi Aramco projects, and a significant change order on the Inpex Ichthys project for which a significant amount of the cost and a portion of the revenues were recognized in prior quarters.

In the first quarter of 2018, Corporate and Other costs were mainly attributable to selling, general and administrative expenses of $19 million and unallocated direct operating expenses of $42 million. Additionally, we incurred transaction-related costs of $2 million and integration planning cost of $9 million associated with a proposed combination with CB&I as well as restructuring cost of $3 million associated with our Fit 2 Grow initiative. Unallocated direct operating expenses were primarily driven by lower utilization of our Batam fabrication yard and certain marine vessels.

Net interest expense was approximately $12 million, compared to $18 million in the first quarter of 2017. The decrease was primarily due to the repayment of Term Loan B and the TEU amortization notes during the second quarter of 2017. Cash provided by operating activities in the first quarter of 2018 was $37 million, a decrease compared to the $48 million of cash provided in the first quarter of 2017. The decrease was primarily driven by expected working capital build on projects with national oil companies, partially offset by the impact of our improved operating results. Our free cash flow, which includes capital expenditures, was $19 million for the quarter.

Moving to our balance sheet, at March 31, 2018, we reported a strong cash and restricted cash balance of $419 million, an increase of $11 million from the sequential quarter, primarily attributable to our in-quarter earnings and disciplined working capital management.

Our net working capital which excludes cash, restricted cash and cash equivalents and the current maturities of long term debt was $384 million at the end of the quarter. The working capital build is primarily due to a strategic focus on contracts with national oil companies such as Pemex and ONGC, which make up approximately 70% of our working capital balance and are typically structured with revenue milestones that are more backend loaded and have extended payment terms.

We carefully manage our working capital through a combination of Vendor Equipment Financing and alignment of our supply chain and a disciplined receivables management. Our net debt, which you’ll find broken down on page 14 of the supplemental presentation was $123 million at quarter end. Capital expenditures for the first quarter were $18 million, which primarily consisted of maintenance and project CapEx and IT program spending including the Digital Twin platform.

As of March 31, 2018 in the company’s backlog was $3.4 billion compared to $3.9 billion at December 31, 2017. Order intake in the first quarter of 2018 totaled $321 million, resulting in a book-to-bill ratio of 0.5x, which excludes the potential award of the full scale BP Tortue, Cassia C EPCI contracts.

On March 31, 2018, there were bids and change orders outstanding and identified target projects of approximately $7.5 billion and $14.1 billion, respectively. And the revenue opportunity pipeline that we expect will be awarded in the market through June 30, 2019. In total, the revenue opportunity pipeline, including the company’s backlog was $25 billion as of March 31, 2018 increasing from $24.5 billion as of December 31, 2017 and $19.6 billion as of March 31, 2017 with the growth mainly attributable to expected activity in our Middle East and Asia areas.

Moving now to guidance. McDermott’s full year 2018 guidance was initially issued on January 24, 2018 and reaffirmed on April 12 and today with an adjustment to our anticipated cost forecast under Corporate and Other. McDermott’s 2018 guidance does not include any transaction, integration planning or financing costs associated with the proposed combination with CB&I. Building on our free cash flow in Q1, we still expect to generate significant free cash flow over the remainder of the year and expect the working capital build associated with national oil companies, such as Pemex and ONGC to unwind.

Finally, I’d like to discuss our integration planning for our pending combination with CB&I. As David mentioned, we reached the key milestone for the financing of the transaction during the quarter with the closing of our 2024 senior unsecured notes.

In addition, we have entered into or received commitments from certain financial institutions to provide the remainder of the debt financing. The capital structure as a whole is expected to carry an estimated annualized interest cost on funded indebtedness of approximately $304 million, which compares favorably to the estimated annualized interest cost of approximately $298 million on funded indebtedness previously described on our published pro forma financial statements.

We provide a breakdown of the new capital structure and anticipated interest costs on page 25 of our supplemental presentation. Additionally to our integration planning, we have identified potential incremental savings of $100 million in addition to the $250 million in cost synergies previously announced, which we expect to achieve across G&A, operations, supply chain and procurement by leveraging McDermott’s cost conscious culture on the combined business.

These savings will be executed through similar channels as the original savings are expected to be achieved by the end of 2019. We provide further detail on the identified cost synergies on page 26 of our supplemental presentation. As a reminder, the supplemental slide deck available on our website provides additional financial information including reconciliations of our non-GAAP measures to comparable GAAP financial measures.

Now, I would like to turn the call back over to David.

David Dickson

Thanks, Stuart. To reiterate, I’m very pleased with our strong start to 2018 and our team’s execution on our key strategic initiatives. We continue to excel operationally and with our recent awards strong backlog attributed to order intake and continued execution on cost saving efforts, we are confident, we will meet our expectations for 2018.

To close, our strong performance underpinned by the One McDermott Way and our continuous strategic efforts will position the company well in the short-term and long-term as evidenced by our recent selection along with Baker Hughes GE for the SURF, EPCI and SPS or the BP Tortue field with the FEED contract.

Referring to our revenue pipeline, we’re confident in our end markets and their continued recovery. Looking to the future, we are enthusiastic about the excellent progress we have made on the CB&I transaction and the support we have received from ISS and Glass Lewis. We have strong positive momentum going into the shareholder vote on May 2, and we look forward to being able to realize the benefits of this combination.

With that, we’ll open up the line for questions.

Q&A

Operator

Thank you. [Operator Instructions] Our first question comes from the line of Martin Malloy of Johnson Rice. Your line is open.

<Q - Martin W. Malloy>: Congratulation on the strong start to 2018.

<A - David Dickson>: Thank you.

<Q - Martin W. Malloy>: First, my first question was related to the increase that you’ve had in the bids outstanding, and I was wondering if you could maybe talk a little bit more about geographically where those are occurring, and also the timing of some of the larger bidding opportunities in offshore Saudi Arabia and Qatar and Asia?

<A - David Dickson>: Yeah. So Marty, it’s David. Yeah. So, as we look at the revenue pipeline and as you know that spans over the next five quarters is that we clearly see an increase in the Middle East, in particular in Saudi with the large incremental projects that we’ve been talking about probably now for about a year and now we’re starting to see those beds come through in different forms whether it’s in prequalification or in some cases [indiscernible] (32:03) starting to receive the actual ITT, so it is looking strong.

In addition to Saudi and the Middle East also an increase in activity and Qatar, and again we’ve been talking about Qatar for some time and are starting to see some of those project – prospects turn into actual tenders. So, we’re seeing a really good momentum in the Middle East. We also as you’re seeing good momentum in our AEA area in terms of activity with regards to Mexico and Trinidad, Gulf of Mexico still remains fairly quiet and fairly flat.

We also have our eye on and we expect to see the first bid this year for deepwater Brazil where we can compete with our Amazon asset, which will be used for the Tortue development, so now starting to see good activity in Brazil. In Asia, things are slightly slower, but we still have a number of bids outstanding in Asia today, whether it’s East Coast, deepwater India or for offshore facility project in places such as Vietnam and Thailand.

So, seeing a lot of good activity, I think resulting from what has been a long period of [indiscernible] (33:30) across the whole sector, but I would again emphasize from quarter -to-quarter, obviously there’s a lot of volatility and timing of awards is some things very difficult to predict as our customers still remain very cautious from a cost perspective. But with that we’ve also seen increase in oil price and particularly in brent, we’re obviously working in international market, brent has traded out quite a bit over the last couple of months. So, all I would say indicators are moving or pointing in the right direction although timing is still remains volatile and our customers remain cautious.

<Q - Martin W. Malloy>: Okay. And then my second question, I’m not sure what you can tell us on this, but the Freeport LNG project and the issues that are occurring related to Harvey and potential delays, how do you think that all gets resolved, is there an agreement that gets reached at some point similar to what happened with Sempra and Cameron LNG and what would be the potential timing there?

<A - David Dickson>: Yeah, so I think obviously there was a concern last week when there was a [ph] note (34:50) came out on the delay on Freeport. The delay is a result of the impact of Hurricane Harvey, and now we can’t talk to the details of that, because obviously we haven’t – we’re not closed yet here. If that was all known as we went through the due diligence and it’s all subject to insurance, it is a force majeure situation and CB&I are working with the customer getting through that, but all in all, I would again emphasize that in our view, Freeport is a good project.

<Q - Martin W. Malloy>: Great. Thank you.

Operator

Thank you. Our next question is from Jamie Cook of Credit Suisse. Your line is open.

<Q - Jamie L. Cook>: Hi. Good morning.

<A - David Dickson>: Good morning.

<Q - Jamie L. Cook>: I guess, a couple of questions. David, just at a high level, when you think about the next couple of years, how would you characterize the growth prospects in onshore energy or CBI’s traditional business versus on the offshore side like which one are you more bullish on?

My second question is too within the offshore business – within the offshore sector, do you think there needs to be greater consolidation. And given some of the investments that you’ve made, do you think you can still grow in markets historically that you weren’t well positioned in like Brazil or the North Sea? And then, my third question I’ll try to ask, I don’t know if you’ll answer it, but to what degree does yesterday’s news force you or give you incremental flexibility to renegotiate with CBI?

<A - David Dickson>: Lot of questions, Jamie.

<Q - Jamie L. Cook>: I know.

<A - David Dickson>: We’ll start with the first one ...

<Q - Jamie L. Cook>: [indiscernible] (36:29) David.

<A - David Dickson>: So, we’ve talked about the strategic rationale of the combination with CB&I, and if I look at both companies is that for both onshore and offshore that our indications that both markets are encouraging for in the future. So, mainly talking about onshore, refining typically will remain flat, but I think the big opportunities that we see in the onshore really is the next wave of the LNG projects, and a wave of petrochemical projects, which may be more international than the U.S.

So, we see a lot of activity in that area, and we see that [ph] whether it’s an (37:14) early dialogue that CB&I is having with customers are generally the number of LNG projects that are out to tender today. So, if you look at their end markets, it looks very positive and obviously that’s why we obviously want to do this deal with CB&I and we find that the timing is good. And part of – as you can see from our revenue pipeline, we see obviously good growth in the offshore market, as I said earlier that the underspend has occurred over the last what we say three-and-a-half years, which will soon become four years towards the end of 2018 is now starting to catch up and we see that a number of customers now need to play catch-up in terms of their capital spend. So as we move into this combination, we’re excited by both markets.

Now on the markets where we haven’t been present before in a big way is obviously in the ultra-deepwater space and that’s a driver for developing the Amazon deepwater pipelay asset and with the award of the BP Tortue and hopefully that will be converted into EPCI contract at some point is that, that gives us the kick-start to move into that ultra-deepwater. So we know we have the technical capability, we now have the know-how, but up to this point, we’ve been locked in that deepwater asset.

By moving ahead with the Amazon, it has opened up some new markets whether it’s Guyana where Exxon and Hess have been developing there for some time and there will be a second and a third phase come out for bid soon, and again that is ultra-deepwater. And as you mentioned Brazil, so again, we will have the opportunity to start bidding in Brazil in ultra-deepwater; again, all areas that we couldn’t previously without the asset.

On your last question on consolidation, there’s – obviously, there’s been a lot of activity. And I don’t feel that at this stage that we can really make any comments around consolidation, but with all that we are very confident on what we’ve done and obviously, our combination with CB&I in terms of offering growth for both companies.

<Q - Jamie L. Cook>: But you didn’t really answer the question to what degree to yesterday’s news force you to either – or provide flexibility or force you to renegotiate with CBI?

<A - David Dickson>: So Jamie, obviously yesterday in terms of what happened with regards to Subsea 7 obviously came, obviously a very short notice, it was unsolicited and non-binding. Obviously that created some activity in the marketplace yesterday. But our view is that we are in a good position with CB&I today. We’re very confident of the combination and we’re going to continue on the same path.

<Q - Jamie L. Cook>: Okay. Thank you.

Operator

Thank you. Our next question is from Tahira Afzal of KeyBanc. Your line is open.

<Q - Tahira Afzal>: Hi, folks.

<A - David Dickson>: Hi, Tahira.

<Q - Tahira Afzal>: So, David oil’s marched up quite a bit, and if I were tracking, all the sanctions including by the way an official expanded sanction of government too, it just seems like activities picking up maybe at a faster clip than maybe I expected. How do you think that’s going to impact the timing of the typical push outs we’ve seen? Are you feeling a little more comfortable on timing or other political or geopolitical issues that are still making you cautious?

<A - David Dickson>: I think answer to it Tahira, I think that as we’ve seen the uptick in activity whether it is on early engineering contracts or just three or four bidding activity is that obviously has given us more confidence on their look ahead, but we have to look into it. So, fortunately, and I think we’ve mentioned this before is that across this sector obviously our peers have suffered from a reduction in the backlog.

So, I think there’ll be a big focus as companies start to regain the backlog levels that they had in previous years before we’ll start to see some movement in terms of margins. And we’ve said now for a few quarters that margins still remain compressed. So, I think, there’s two parts to that and that as I said activity is moving forward, I think customers are a lot more cautious. And I think that as we move forward and as that we’re seeing different procurement models from our customers, so. And the BP Tortue for example that is a great project and we’re also very happy to be selected by BP along with Baker Hughes GE, that’s our SURF plus SPS offering to the marketplace.

But you’ve seen that BP has gone through a procurement process where they’ve selected us, but only to this day given as the go ahead for the FEED with the conversion into EPCI at a later day. So, this is a new model, a new procurement model and I think we’ll see more of that as we move forward. And again, that’s just reflective of probably the cautiousness that exists with our customers.

<Q - Tahira Afzal>: Got it, David. That’s pretty helpful. And I guess, I mean, obviously backlog is lumpy, but would you have confidence in general given where we are in the cycle that we have reached a point where backlog is sustainably inflecting for yourselves, maybe from an 18-month standpoint instead of the usual sort of end of the year standpoint? And given you’re pretty confident on a recovered – recovery, it’s always good to see you guys are constantly reviewing your costs, but why F2G at this point when the cycle is recovering?

<A - David Dickson>: I think if you look at the F2G, the – if you saw what we’ve disclosed, previous, Fit 2 Grow is less about head count reduction and more about improvement in terms of efficiency. And as we have progressed, there are various programs whether it is our MPI or our AOR, is that post all of that we sat back and we take a look at the – how we operate as overall as a company.

So a lot of these Fit 2 Grow initiatives are all about operational efficiency rather than about head count reduction. So it’s all about how can we do things better, where is it better that we would use external services rather than do things internally, so it’s kind of typical examples. So that was what Fit 2 Grow was more about and Fit 2 Grow is all about being ready for the uptick, so again less about head count reduction and more about operational efficiency.

<Q - Tahira Afzal>: Got it. And backlog, David?

<A - David Dickson>: Yeah. And backlog is going to continue to be lumpy. If you look at, when we went through the prepared remarks as you’ve got a situation where we have been in previous times both the Tortue and Cassia C could have been awarded as [ph] full (44:32) EPCI. But obviously that’s going to happen at a later date. I mean in that instance obviously we would have been looking at a completely different book-to-bill for the quarter. So I’ll let – we would anticipate and expect that moving forward, we’ll still see this lumpiness from quarter-to-quarter, but overall we’d expect our backlog to continue to trend in the same way or start to grow.

<Q - Tahira Afzal>: Thanks a lot, David.

Operator

Thank you. Our next question is from Andrew Kaplowitz of Citigroup. Your line is open.

<Q - Alan Fleming>: Hey guys. Good morning. It’s Alan Fleming on for Andy.

<A - David Dickson>: Good morning, Alan.

<Q - Alan Fleming>: Hey. Good morning, David. David maybe you can talk about or give us an update on the conversations that you had with, with CBI’s customers? I mean many of them are the same customers that you have, we know that you know CBI is big in LNG and petrochemical, we’re starting to see those markets start to come back.

Do you see these customers kind of opening the spigot here and awarding the combined company projects, when the deal closes or do you worry about maybe a feeling out process before you can book significant work, maybe just kind of what you’re hearing here from those customers?

<A - David Dickson>: Yeah, good question, Alan. In anticipation of the closing is that we’ve moved early to talk to CB&I’s customers and unfortunately, I have a relationship with a lot of those customers from my previous career. So I’ve been able to make some good traction obviously, some of the customers had a lot of concerns around financial stability some concerns around some of the operational performance.

Overall I would say the dialogue with CB&I’s customers has been good, has been very positive and very only – mainly the customers have been very positive with this combination, and we see a lot of opportunities of bringing the two capabilities together. You know an example would be you know modularization for LNG projects where McDermott has participated in both Gorgon and Yamal.

We see some other opportunities uptick in modularization into other projects in petrochemical. You know when we talk to the likes of Saudi Aramco they like the idea of bringing together the technology offering from Lummus brand, all the way through FEED and the potential into the EPC petrochemical complex within Saudi. So, there are many, many examples, and overall let’s say it’s been an extremely positive reaction from the customers.

<Q - Alan Fleming>: David, have you been able to kind of dig in and review or be a part of any of the bids that CBI does have outstanding right now?

<A - David Dickson>: So, obviously where we are today, we can influence, we can suggest however we can [ph] what we see a shadow (47:30). So, obviously we get to see some of the things that are happening, but obviously recognize and there’s only certain things we can do from a legal perspective. What I would add to that point now is we do not see any major bids that could be awarded to CB&I before closing, which we expect to happen in May time. So, we’re getting very close to that point. We know the bids that are ongoing, so, we are very confident that none of these bids would be submitted till post closure and that’ll allow us an opportunity to get into the detail a little bit more.

<Q - Alan Fleming>: All right. I appreciate it. I’ll leave it there. Good luck, guys.

<A - David Dickson>: Thank you.

Operator

Thank you. [Operator Instructions] Our next question is from Chad Dillard of Deutsche Bank. Your line is open.

<Q - Chad Dillard>: Hi. Good morning, everyone.

<A - David Dickson>: Good morning.

<Q - Chad Dillard>: So, I just wanted to circle back to your engagement with Saudi Aramco on the offshore project side just ahead of the merger. I mean, I just want to get a better sense for how the reception has been? And how you’re thinking about when those incremental opportunities to cross-sell will materialize?

<A - David Dickson>: Yeah. So, firstly Chad, I mean just on the offshore, I mentioned earlier is that we are – we’re moving into the next wave of projects with Saudi Aramco, with the incremental projects, which is all about obviously saw the increase in its production. So, that’s well discussed. We have had discussions – several discussions now with Saudi Aramco with regards to the combination with CB&I, in particular around the crude oil to chemicals project, which CB&I is developing the technology in partnership with Saudi Aramco. And how that could lead to, what would be called an In-Kingdom project. So as the country moves forward, obviously it’s is looking to do as much as it can and host through its IKTVA initiative as part of the 2030 vision.

So we’ve been asked a lot of questions from Saudi Aramco, as how could you take a, what is going to be a major petrochemical complex from a joint agreement around technology [ph] route to full (49:58) EPCI, utilizing the capabilities of both companies in the country, but in particular, the facility that we are planning on building in Ras Al Khair and how could we do a lot of modularized type construction that can make this project not only more efficient in terms of its delivery, but also look at how it could be more cost effective. So certainly a lot of dialog ongoing with that Aramco. It is very high level at this time because we’re not combined but certainly that’s something that will ramp up post closure.

<Q - Chad Dillard>: Okay. And just a follow-up, it might be a bit too early but how are you thinking about just like the project delivery model over there? I mean thinking about, hey are you comfortable with taking construction risk over there? And then just to switch over to the offshore side, can you just discuss the outlook for the Subsea part of the market? Are you seeing any signs of that market turning?

<A - David Dickson>: Yeah, so I mean construction risk in Saudi Aramco, I don’t think it gives us cause or a concern. We’ve done a lot of planning and work, and obviously we’re already constructing in Saudi. So we understand the [ph] class (51:11) labor side of things, we already have a good handle on that. So I would say at this stage, it’s not something that we have a concern.

On the Subsea business, the more shallow water it is, it’s also moving further forward. We’re seeing in obviously places like Norway, get through a wave of new contracts. I mentioned earlier in the call, starting to see more activity in the deepwater, in areas, such as West Africa, Brazil, East Coast of India. I know we could see a wave of offshore deepwater or Subsea projects in Australia, which is the second wave of contracts really to support many of these LNG projects. So there won’t be these large more LNG complexes, but Subsea needs to – there will be more Subsea wells developed as part of the feedstock for these facilities. So we’re anticipating an increase in bidding activity Offshore Australia. Again, customers are very cautious and the timing of that is probably more through 2018, more likely 2019.

<Q - Chad Dillard>: Great. Thank you very much.

Operator

Thank you. Our next question is from Steven Fisher of UBS. Your line is open.

<Q - Steven Michael Fisher>: Yeah, thanks. Good morning, guys.

<A - David Dickson>: Good morning.

<Q - Steven Michael Fisher>: I wonder if you could talk about the price competitive environment, and I guess you have maybe passed the initial phase of project activity coming back. So do you think we’ve now passed the phase where the price competition is the most intense or are you still seeing a fairly aggressive price competition environment out there?

<A - David Dickson>: Steven, I would say that in the market is where we feel we have a significant amount of differentiation is that we are seeing pricing levels starting to pick up a little bit albeit very slow. And global, I would say deepwater market, I still think that there is a number of projects that need to be awarded to generate backlog across all of the competitors in the deepwater space before we’ll start to see margin improve. And we have – I think, we’re being consistent on that message now for a period of time. So, we wouldn’t expect margin growth to start happening until back end of this year, into 2019.

<Q - Steven Michael Fisher>: But do you feel like it’s a sort of a normalized bidding environment or do you see players out there that are being particularly aggressive to bring in sort of bids?

<A - David Dickson>: No. I think, Steve, as we’ve gone through this, this three-and-a-half year cycle, also there’s been a number of competitors that have gone into some form of administration and obviously not competing anymore. I would say that generally the main competitors and you know who those companies are the three or four I would say have remained very disciplined in their bidding.

<Q - Steven Michael Fisher>: Okay. And then, I’m not sure what you can say here, but how confident are you that you have all the votes you need lined up to get the CB&I deal approved?

<A - David Dickson>: So, Steve, obviously we’re in the voting process and obviously we have a week or so to go. So, not for comment and I’ll say very early in the process.

<Q - Steven Michael Fisher>: Okay. Fair enough. Thanks.

Operator

Thank you. And that does conclude our Q&A session for today. I’d like to turn the call back over to Mr. Ty Lawrence for any further remarks.

Ty Lawrence

Thank you for taking the time this morning to listen to McDermott’s first quarter 2018 earnings call. As a reminder, a recording of this earnings call will be available for replay for seven days on our website, www.mcdermott.com. And if you have any questions, please feel free to contact me. Operator, this concludes our call.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This does conclude today’s program and you may all disconnect. Everyone, have a great day.